Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

CUIT 30-70496280-7

April 16, 2013

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

To whom it may concern:

We are writing to you pursuant to the requirements set forth by the National Securities Commission in order to inform you that the Ordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A. (the “Company”) was held on April 15, 2013 at 11:30 a.m., presided by Mr. Eduardo Escasany. Fifty-seven shareholders (the “Shareholders”) attended the meeting, of which 26 were physically present and 31 were represented by proxy. The Shareholders were holders of 281,221,650 class “A” ordinary shares, with each share entitled to five votes, which represented both a capital stock value of Ps. 281,221,650 and 1,406,108,250 votes, and 633,600,410 class “B” ordinary shares, with each share entitled to one vote, which represented both a capital stock value of Ps. 633,600,410 and 633,600,410 votes, which resulted in a quorum of 73.69%.

Pursuant to the requirements of section 4, chapter II of the rules of the Bolsa de Comercio de Buenos Aires, the summary of the resolutions adopted with respect to each item of the agenda of the Ordinary Shareholders’ Meeting (the “Agenda”) is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes.”

It was approved that the following three shareholders may sign the minutes: Mr. Arturo Santillán, Mr. Adolfo Tamini and Mr. Federico Gosman.

SECOND ITEM OF THE AGENDA: “Examination of the business affairs of our principal subsidiary, Banco de Galicia y Buenos Aires S.A. and position to be adopted by the Company over certain issues to be dealt with at Banco de Galicia y Buenos Aires S.A.’s next shareholders’ meeting.”

It was approved that the agent of the Company may vote at the next shareholder´s meeting of Banco de Galicia y Buenos Aires S.A. to be held on April 15, 2013 at 4 p.m. in respect of the following items: (i) for the proposals made by the Board of Directors of Banco de Galicia y Buenos Aires S.A. when discussing items 1, 2, 3, 5, 6, 7, 10, 11 and 12; (ii) for the approval of the performance of the Board of Directors and the Supervisory Syndics’ Committee; (iii) that the number of regular directors be fixed in seven (7) and that the number of alternate directors be fixed at five (5); (iv) for the acceptance of Mr. Luis María Ribaya resignation; (v) for the re-election of Mr. Luis María Ribaya, Mr. Pablo María Garat and Mr. Ignacio Abel Gonzalez as regular director (all for a three year term of office); (vi) for the acceptance of Mr. Enrique García

GRUPO FINANCIERO GALICIA S.A.

CUIT 30-70496280-7

Pinto’s resignation; (vii) for the re-election of Mr. Enrique García Pinto as alternate director and for the election of Mr. Augusto Zapiola Macnab and Mr. José Oscar Falleroni as alternate directors (all for a three year term of office) and (viii) for the re-election of Messrs. Enrique Mariano Garda Olaciregui, Norberto D. Corizzo and Luis A. Díaz as regular syndics and for the re-election of Messrs. Miguel N. Armando, Fernando Noetinger and Mr. Horacio Tedín as alternate syndics.

THIRD ITEM OF THE AGENDA: “Examination of the Balance Sheet, Income Statement, and certain other documents as set forth by Section 234, subsection 1 of the Law of Commercial Companies, and the Annual Report and Report of the Supervisory Syndics’ Committee for the fiscal year ended December 31, 2012.”

The documents under discussion were approved.

FOURTH ITEM OF THE AGENDA: “Treatment to be given to the fiscal year ended December 31, 2012 results and dividend distribution.”

It was approved that the Ps.1,336,215,130.55 profit of the fiscal year ended December 31, 2012 be distributed as follows: (i) the amount of Ps. 66,810,756.53 is to be allocated to the creation of the Legal Reserve, pursuant to Section 70 of Law 19,550; (ii) the amount of Ps. 24,350,198.64 is to be allocated to the payment of dividends in cash representing 1.9615% with regard to 1,241,407,017 Class “A” and “B” ordinary shares with a face value of US$ 1 each and (iii) the remaining amount of Ps. 1,245,054,175.38 is to be allocated to the Discretionary Reserve as a result of most of the profits for the fiscal year corresponding to income by holdings and not realized and liquid profits that may be distributed, as well as due to the requirement to pay certain obligations due and payable under outstanding notes.

FIFTH ITEM OF THE AGENDA: “Approval of the Board of Directors and Supervisory Syndics Committee performances.”

The performances of the Board of Directors and the Supervisory Syndics’ Committee were approved.

SIXTH ITEM OF THE AGENDA: “Supervisory Syndics Committee compensation.”

The compensation for the Supervisory Syndics Committee was approved in the amount of Ps. 979,762.

SEVENTH ITEM OF THE AGENDA: “Board of Directors compensation.”

The compensation for the Board of Directors of the Company was approved in the amount of Ps. 854,250.

GRUPO FINANCIERO GALICIA S.A.

CUIT 30-70496280-7

EIGHTH ITEM OF THE AGENDA: “Granting of authorization to the Board of Directors to make advance payments of directors’ fees, during the fiscal year ending on December 31, 2013, ad-referendum of the shareholders’ meeting that considers the documentation corresponding to such fiscal year.”

The Shareholders’ approved the granting of authorization to the Board of Directors to make advance payments on account of fees to directors, ad-referendum of the decision made at the Shareholders’ Meeting.

NINTH ITEM OF THE AGENDA: “Determination of the number of directors and alternate directors and, if appropriate, election thereof for the term established by the Company’s bylaws until reaching the number of directors determined by the Shareholders.”

The Shareholders approved to set the number of regular directors at nine and the number of alternate directors at four. Also, it was resolved to re-elect Messrs. Eduardo J. Escasany, Pablo Gutierrez and Luis O. Oddone as regular directors (all for a three-year term of office) and to elect Mr. Juan Miguel Cuattromo as Regular Director for a one-year term of office. Additionally, it was approved that alternate directors replace regular directors in the following order: María Ofelia H. de Escasany, Sergio Grinenco, Alejandro M. Rojas Lagarde and Luis S. Monsegur; and that the alternate directors, Alejandro M. Rojas Lagarde and Luis S. Monsegur, replace independent regular directors.

TENTH ITEM OF THE AGENDA: “Election of three syndics and three alternate syndics for one-year term of office.”

It was approved to re-elect Dr. Enrique M. Garda Olaciregui and the public accountants Norberto D. Corizzo and Luis A. Díaz as regular syndics, and the lawyers Miguel N. Armando, Fernando Noetinger and Horacio Tedín as alternate syndics (all for a one-year term of office).

ELEVENTH ITEM OF THE AGENDA: “Compensation of the independent accountant certifying the Financial Statements for the fiscal year ended December 31, 2012.”

It was approved that the compensation for the independent accountants certifying the Financial Statements for fiscal year ended December 31, 2012 be Ps. 1,1017,000.

TWELFTH ITEM OF THE AGENDA: “Appointment of the independent accountant and alternate accountant to certify the Financial Statements for the fiscal year ending December 31, 2013.”

The Shareholder’s approved the appointment of Diego Luis Sisto and Eduardo Horacio Sajón as independent accountant and alternate accountant, respectively. Both accountants are from Price Waterhouse & Co. S.R.L

GRUPO FINANCIERO GALICIA S.A.

CUIT 30-70496280-7

THIRTEENTH ITEM OF THE AGENDA: “Consideration of the extension of the period of effectiveness and update of the global program for the issuance of simple, short, mid-and/or long term notes, non-convertible into shares that was approved at the Ordinary Shareholders’ Meetings held on March 9, 2009. The global program’s terms and conditions were approved by the Board of Directors at the meeting held on March 9, 2009.”

It was approved to extend the period of effectiveness and to update the global program for the issuance of simple, short, mid-and/or long term notes, non-convertible into shares for a five-year period, or the longest period that the current regulations may allow once authorized by the National Securities Commission.

FOURTEENTH ITEM OF THE AGENDA: “Delegation of the necessary powers to the Board of Directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company´s management and/or to whom the Board of Directors designates in order to determine the terms and conditions of the global program for the issuance of simple, short, mid-and/or long term notes, non-convertible into shares and the notes that will be issued under the same program.”

The Shareholders’ approved the delegation of the necessary powers to the Board of Directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company´s management and/or to whom the Board of Directors designates in order to determine the terms and conditions of the global program and the notes to be issued within the same program, up to the amount set by the named Shareholder´s Meeting, including the date in which the file will be completed before the applicable offices.

Yours sincerely,

Jose Luis Gentile

Attorney-in-fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects,

including interpretation matters.